UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto

Filed Pursuant to Rule 13d-2(b)

(Amendment No.     )*

MediaMind Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58449C100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners IV, L.P. 52-2269503

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,459,530 shares of common stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 2,459,530 shares of common stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,530 shares of common stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners (Cayman) IV, L.P. 90-0183706

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 328,819 shares of common stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 328,819 shares of common stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,819 shares of common stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.8%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners IV (Co-Investors), L.P. 52-2269509

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 303,109 shares of common stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 303,109 shares of common stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 303,109 shares of common stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.6%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Partners IV (Fund B), L.P. 52-2269507

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,542 shares of common stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 19,542 shares of common stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,542 shares of common stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Venture Associates IV, L.L.C. 37-1417641

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,111,000 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,111,000 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,111,000 shares of common stock

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.8%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Insight Holdings Group, L.L.C. 35-2158588

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

	6.	Shared Voting Power 3,131,000 shares of common stock

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power 3,131,000 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,131,000 shares of common stock(1)

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.9%

12.	Type of Reporting Person (See Instructions) OO

(1)  The amount listed includes stock options to buy 20,000 shares of common stock of the Issuer (the “Options”), and reflects the beneficial ownership of such Options owned by Insight Venture Management, L.L.C. (“IVM”), all of which may be attributable to Insight Holdings Group, L.L.C. (“Holdings”) because Holdings is the managing member of IVM.

Item 1.
	(a)	Name of Issuer: MediaMind Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 135 West 18th Street, 5th Floor New York, NY 10011

Item 2.
(a)

Name of Person Filing:
Insight Venture Partners IV, L.P.

Insight Venture Partners (Cayman) IV, L.P.

Insight Venture Partners IV (Co-Investors), L.P.

Insight Venture Partners IV (Fund B), L.P.

Insight Venture Associates IV, L.L.C.

Insight Holdings Group, L.L.C.

Address of Principal Business Office or, if none, Residence:
680 Fifth Avenue, 8th Floor

New York, NY  10019

See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

	(b)	Citizenship:
		Insight Venture Partners IV, L.P.	: Delaware
		Insight Venture Partners (Cayman) IV, L.P.	: Cayman Islands
		Insight Venture Partners IV (Co-Investors), L.P.	: Delaware
		Insight Venture Partners IV (Fund B), L.P.	: Delaware
		Insight Venture Associates IV, L.L.C.	: Delaware
		Insight Holdings Group, L.L.C.	: Delaware
	(c)	Title of Class of Securities (of Issuer): Common Stock, par value $0.001 per share
	(d)	CUSIP/ISIN Number: 58449C100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
	(a)	Amount beneficially owned:
		Insight Venture Partners IV, L.P.	: 2,459,530
		Insight Venture Partners (Cayman) IV, L.P.	: 328,819
		Insight Venture Partners IV (Co-Investors), L.P.	: 303,109
		Insight Venture Partners IV (Fund B), L.P.	: 19,542
		Insight Venture Associates IV, L.L.C.	: 3,111,000
		Insight Holdings Group, L.L.C.	: 3,131,000
	(b)	Percent of class:
		Insight Venture Partners IV, L.P.	: 13.3%
		Insight Venture Partners (Cayman) IV, L.P.	: 1.8%
		Insight Venture Partners IV (Co-Investors), L.P.	: 1.6%
		Insight Venture Partners IV (Fund B), L.P.	: 0.1%
		Insight Venture Associates IV, L.L.C.	: 16.8%
		Insight Holdings Group, L.L.C.	: 16.9%

The percentages used herein are calculated based upon a total of 18,523,205 shares of Common Stock issued and outstanding as of November 15, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote:
		Insight Venture Partners IV, L.P.	: 2,459,530
		Insight Venture Partners (Cayman) IV, L.P.	: 328,819
		Insight Venture Partners IV (Co-Investors), L.P.	: 303,109
		Insight Venture Partners IV (Fund B), L.P.	: 19,542
		Insight Venture Associates IV, L.L.C.	: 0
		Insight Holdings Group, L.L.C.	: 0
		(ii)	Shared power to vote:
		Insight Venture Partners IV, L.P.	: 0
		Insight Venture Partners (Cayman) IV, L.P.	: 0
		Insight Venture Partners IV (Co-Investors), L.P.	: 0
		Insight Venture Partners IV (Fund B), L.P.	: 0
		Insight Venture Associates IV, L.L.C.	: 3,111,000
		Insight Holdings Group, L.L.C.	: 3,131,000
		(iii)	Sole power to dispose:
		Insight Venture Partners IV, L.P.	: 2,459,530
		Insight Venture Partners (Cayman) IV, L.P.	: 328,819
		Insight Venture Partners IV (Co-Investors), L.P.	: 303,109
		Insight Venture Partners IV (Fund B), L.P.	: 19,542
		Insight Venture Associates IV, L.L.C.	: 0
		Insight Holdings Group, L.L.C.	: 0
		(iv)	Shared power to dispose:
		Insight Venture Partners IV, L.P.	: 0
		Insight Venture Partners (Cayman) IV, L.P.	: 0
		Insight Venture Partners IV (Co-Investors), L.P.	: 0
		Insight Venture Partners IV (Fund B), L.P.	: 0
		Insight Venture Associates IV, L.L.C.	: 3,111,000
		Insight Holdings Group, L.L.C.	: 3,131,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
The identity and background of the members reporting in this Schedule 13G is included in Exhibit 2(a) attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2011

INSIGHT VENTURE PARTNERS IV, L.P.

	By:	INSIGHT VENTURE ASSOCIATES IV, L.L.C.
Its General Partner

		By:	INSIGHT HOLDINGS GROUP, L.L.C.
Its Managing Member

			By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS IV (CO-INVESTORS), L.P.

	By:	INSIGHT VENTURE ASSOCIATES IV, L.L.C.
Its General Partner

		By:	INSIGHT HOLDINGS GROUP, L.L.C.
Its Managing Member

			By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS IV (FUND B), L.P.

	By:	INSIGHT VENTURE ASSOCIATES IV, L.L.C.
Its General Partner

		By:	INSIGHT HOLDINGS GROUP, L.L.C.
Its Managing Member

			By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE PARTNERS (CAYMAN) IV, L.P.

By:	INSIGHT VENTURE ASSOCIATES IV, L.L.C.
Its General Partner

	By:	INSIGHT HOLDINGS GROUP, L.L.C.
Its Managing Member

		By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT VENTURE ASSOCIATES IV, L.L.C.

By:	INSIGHT HOLDINGS GROUP, L.L.C.
Its Managing Member

	By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member

INSIGHT HOLDINGS GROUP, L.L.C.

By:	/s/ Jeffrey Horing
Name: Jeffrey Horing
Title: Managing Member